UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	1-31330

COOPER INDUSTRIES plc

(Exact name of registrant as specified in its charter)

Unit F10, Maynooth Business Campus Maynooth, Ireland 0 +353 (1) 6292222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, $0.01 par value

Unissued securities registered under

Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-170456)

Guarantee of unissued Debt Securities of Cooper US, Inc.

registered under Automatic Shelf Registration Statement on

Form S-3ASR (File No. 333-170456)

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares: 7

Unissued securities registered under Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-170456): none

Guarantee of unissued Debt Securities of Cooper US, Inc. registered under Automatic Shelf Registration Statement on Form S-3ASR (File No. 333-170456): none

Pursuant to the requirements of the Securities Exchange Act of 1934, Cooper Industries plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COOPER INDUSTRIES plc

Date:	December 17, 2012	By:	/s/ T. E. Moran
			Name:	T. E. Moran
			Title:	Vice President & Secretary